UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BLUE COAT SYSTEMS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

09534T508

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Kevin S. Royal

Senior Vice President and Chief Financial Officer

Blue Coat Systems, Inc.

420 North Mary Avenue

Sunnyvale, California 94085

(408) 220-2200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Daniel E. O’Connor, Esq.

Shawn E. Lampron, Esq.

Gunderson Dettmer

155 Constitution Drive

Menlo Park, California 94025

(650) 321-2400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$11,540,813.11	$354.30

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options as of April 20, 2007 eligible for tender covering an aggregate of 894,040 shares of common stock of Blue Coat Systems, Inc. will be amended pursuant to this offer, which may not occur.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$354.30

Form or Registration No.:	005-57213.

Filing party:	Blue Coat Systems, Inc.

Date filed:	May 1, 2007.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

(i) This Amendment No. 2 (this “Amendment”) amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Blue Coat Systems, Inc., a Delaware corporation (“Blue Coat” or the “Company”), with the Securities and Exchange Commission on May 1, 2007, relating to the offer by the Company (the “Offer”) to amend certain options (the “Eligible Options”) to purchase shares of the Company’s common stock which were granted under the Company’s 1999 Stock Incentive Plan and 2000 Supplemental Stock Option Plan that: (i) were retroactively priced in that the exercise price per share currently in effect for that option is based on the fair market value per share of Blue Coat common stock on a date earlier than the Actual Grant Date (as defined in the Offer to Amend Eligible Options (the “Offer to Amend”) attached as exhibit (a)(1) to the Schedule TO) and when the fair market value was lower than on the Actual Grant Date, (ii) were unvested as of December 31, 2004, (iii) are held by an individual who is, on the expiration of the Offer, an Eligible Optionee (as defined in the Offer to Amend); and (iv) are outstanding on the expiration date of the Offer.

Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.

ITEM 4. TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 11:59 p.m., Pacific Time, on May 29, 2007. The Company has accepted for amendment certain options to purchase 894,040 shares of the Company’s common stock and has committed to make aggregate cash payments in the amount of $2,683,200 in exchange for the options surrendered for amendment in accordance with the terms of the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

BLUE COAT SYSTEMS, INC.

By:	/S/ BETSY BAYHA
Betsy Bayha
Senior Vice President, General Counsel and Secretary

Date:	May 30, 2007

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INDEX OF EXHIBITS

EXHIBIT NUMBER	DESCRIPTION

(a)(1)	Offer to Amend Eligible Options, dated May 1, 2007.*

(a)(2)	Form of E-mail Announcement of Offer to Amend, dated May 1, 2007.*

(a)(3)	Frequently Asked Questions.*

(a)(4)	Screenshot of Login Page to Blue Coat Tender Offer Website at https://toadmin.bluecoat.com.*

(a)(5)	Screenshot of Initial Page of Blue Coat Tender Offer Website at https://toadmin.bluecoat.com.*

(a)(6)	Screenshot of Electronic Election Form.*

(a)(7)	Screenshot of Election Amendment Review.*

(a)(8)	Screenshot of Agreement to Terms of Election.*

(a)(9)	Screenshot of Print Confirmation (screenshots 1-2).*

(a)(10)	Instructions to Electronic Election Form.*

(a)(11)	Paper Election Form.*

(a)(12)	Form of E-mail Election Confirmation Statement.*

(a)(13)	Form of E-mail Reminder of Expiration Date.*

(a)(14)	Form of Notice of Expiration of Offer, Amendment of Eligible Options and Commitment to Pay Cash Bonus.*

(a)(15)	Form of Stock Option Amendment and Special Bonus Agreement.*

(a)(16)	Blue Coat Systems, Inc. Annual Report on Form 10-K for the year ended April 30, 2006, filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2007, is incorporated herein by reference.

(a)(17)	Blue Coat Systems, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2007, filed with the SEC on March 28, 2007, is incorporated herein by reference.

(a)(18)	Form of E-mail Announcing Various Employee Meetings, dated May 4, 2007.*

(a)(19)	Powerpoint Employee Presentation.*

(b)	Not applicable.

(d)(1)	Blue Coat Systems, Inc. 1999 Stock Incentive Plan is incorporated herein by reference to Exhibit 10.3 to the Annual Report on Form 10-K for the year ended April 30, 2006, filed with the SEC on March 28, 2007.

(d)(2)	Blue Coat Systems, Inc. 1999 Stock Incentive Plan — Form of Stock Option Agreement is incorporated herein by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the year ended April 30, 2006, filed with the SEC on March 28, 2007.

(d)(3)	Blue Coat Systems, Inc. 2000 Supplemental Stock Option Plan is incorporated herein by reference to Exhibit 10.10 to the Annual Report on Form 10-K for the year ended April 30, 2006, filed with the SEC on March 28, 2007.

(d)(4)	Blue Coat Systems, Inc. 2000 Supplemental Stock Option Plan — Form of Stock Option Agreement.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.